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                            [on Veeco letterhead]

               VEECO INSTRUMENTS ANNOUNCES COMPLETED MERGER
                            WITH WYKO CORPORATION

PLAINVIEW, New York, July 25, 1997 -- Veeco Instruments Inc. (NASDAQ:VECO), announced today that it has completed a merger with Wyko Corporation of Tucson, Arizona, a leading supplier of optical interferometric measurement systems for the data storage and semiconductor industries. This merger extends Veeco's current Surface Metrology product line to include automated, non-contact optical testing systems.

Commenting on the completed acquisition of Wyko Corporation, Edward Braun, Chairman, President and Chief Executive Officer of Veeco said, "The combination of Wyko's non-contact, optical measurement products with Veeco's line of atomic force microscopes, Dektak surface profilers and laser scatterometers provides our data storage and semiconductor customers with a complete range of measurement technologies for yield improvement and integrated test programs."

Under the merger, Wyko shareholders received 2,863,810 shares of Veeco common stock, and holders of options to acquire Wyko common stock received options to acquire an aggregate of 136,190 shares of Veeco common stock. The merger will be accounted for as a pooling of interests transaction.




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Wyko, which was privately held, had sales of $8.2 million and operating income of $2.4 million for the three months ended March 31, 1997.

Wyko instruments are used to improve product yield and product quality by generating precise, consistent quantitative data throughout the manufacturing cycle. In the manufacturing process for computer hard drives, Wyko systems produce precise measurements of magnetic head shape and height, suspension arm height and angle, and disk texture and flatness. Semiconductor manufacturers use Wyko equipment for measuring flip chips and wafer roughness.

New products introduced by Wyko in 1997 include an automatic inspection and test system for advanced microelectronic packaging applications which provides 3D measurement of flip chip solder bumps of 1,000 microns and below, and up to 64,000 bumps on a single die. In addition, a new in-line laser inspection system precisely adjusts the static attitude of disk drive suspension arms and is ideal for next generation miniaturized (pico size) automated thin film head fabrication.

Veeco Instruments Inc. is a worldwide leader in precision ion beam systems, physical vapor deposition systems and surface metrology equipment for high-growth microelectronic markets such as thin film magnetic heads and advanced semiconductor devices as well as for a broad range of industrial applications. Manufacturing and engineering facilities are located in Plainview, Orangeburg and Congers, New York; Tucson, Arizona and Santa Barbara, California.


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Global sales and services offices are located throughout the United States,
Europe, Japan and Asia-Pacific.
























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